COMPASS GROUP DIVERSIFIED HOLDINGS LLC

Sixty One Wilton Road

Second Floor

Westport, Connecticut 06880

(203) 221-1703

April 25, 2014

VIA EDGAR AND OVERNIGHT MAIL

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2013
Filed March 11, 2014
File No. 001-34927

Dear Ms Cvrkel:

On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below is our response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 15, 2014, relating to the above-captioned Form 10-K for the Year Ended December 31, 2013 filed with the Commission on March 11, 2014 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K and Form 10-Q, as applicable. All responses are those of Holdings and the Company only.

Form 10-K

Management’s Discussion and Analysis

Critical Accounting Estimates

1.	We note your disclosure that at December 31, 2013, further revenue decreases together with a revised 2014 forecast that indicated little to no growth prompted an additional interim impairment analysis as of December 31, 2013 for the Tridien reporting unit. As a result of the analysis, goodwill was written down $11.5 million to a balance of $16.8 million. You also disclose that the result of the Step 2 analyses is preliminary and based on various selected market data and comparable company’s results. To the extent that the final analysis contains revised and/or updated assumptions the impairment charge will change. Please tell us the results of the final analysis and the amounts of any adjustments to the impairment charge that were made subsequent to December 31, 2013.

The Company’s final analysis of the Step 2 analysis of its Tridien reporting unit did not result in any adjustments to those impairment charges indicated in its Form 10-K for the year ended December 31, 2013 as filed on March 11, 2014. The Company’s Form 10-Q for March 31, 2014 will include disclosure indicating that the Step 2 analysis for Tridien has been finalized and no adjustments were made to the impairment charges recorded as of December 31, 2013.

Note C – Initial Public Offering, page F-16

2.	We note that Note C includes a table detailing the amounts recorded in stockholders’ equity as a result of the FOX IPO. We also note from your disclosure in footnote (1), that the additional $7.492 million noncontrolling interest represents the effect on noncontrolling shareholders as resulting from the company’s proceeds from the IPO. Please explain to us, and revise to disclose, how you determined or calculated the $7.492 million amount.

In connection with the FOX IPO the Company sold a portion of its shares of FOX. Although the sale of FOX shares by the Company decreased the Company’s ownership interest in FOX it did not result in a change in control. Per ASC 810-10-45-23, for changes in ownership interest subsequent to the initial business combination that do not result in a change in control the change in noncontrolling interest is recorded at its proportionate interest of the carrying value of FOX. Please see “Attachment to Comment No. 2” for the calculation of the proportionate share of the Company’s proceeds from the FOX IPO allocated to noncontrolling interests. In future filings, the Company will disclose that the change in noncontrolling interest that occurred as a result of the FOX IPO was determined based on its proportionate interest in the carrying value of FOX.

Note F – Operating Segment Data, page F-19

3.	We note your disclosure that revenues from geographic locations outside the United States were material for the following segments: Camelbak, Ergobaby, FOX, and Arnold. Please tell us if revenues from external customers attributed to an individual foreign country are material. If so, those revenues shall be disclosed separately in the notes to the financial statements, in accordance with ASC 280-10-50-41.

The Company notes that international revenue as a percentage of total revenue for the years ended December 31, 2013, 2012 and 2011 is 31.5%, 30.0% and 27.8%, respectively. In addition, the Company’s international revenue is recognized in over 100 countries. The revenue from any individual foreign country is not considered material to disclose in accordance with the guidance in ASC 280-10-50-41. Taiwan represents approximately 8% of international revenue and a majority of this revenue relates to parts that are shipped to Taiwan as part of a subassembly process of third parties’ finished goods which will then be exported to end users in other countries, therefore the Company cannot practicably determine the geographic location of the end customer of this product, thus revenue from this country is not considered in determining materiality in relation to international revenue. The Company will continue to evaluate the materiality of revenue attributable to individual foreign countries at each reporting period and include disclosure as necessary.

Note P – Related Party Transactions, page F-38

4.	We note your disclosure that members of the Manager own 53.6% of the Allocation Interests. Please tell us, and revise to disclose the nature of any changes in the entities owning Allocation Interests that occurred during the year ended December 31, 2013. In this regard, we note your disclosure in Note P to the Form 10-K for the year ended December 31, 2012 that CGM, the Manager, owns 100% of the Allocation Interests in the Company. Please advise and revise to clearly disclose the identity of all related party entities that own the Allocation Interests.

In connection with the Management Service Agreement, the Company entered into a Supplemental Put Agreement with the Manager at the time of the Company’s Initial Public Offering. Pursuant to the Supplemental Put Agreement, the Manager had the right to cause the Company to purchase the Allocation Interests then owned by the Manager upon termination of the Management Service Agreement for a price to be determined in accordance with the Supplemental Put Agreement. During 2013, the Company and the Manager amended the Management Service Agreement to provide for certain modifications related to the Manager’s registration as an investment adviser under the Investment Advisers Act of 1940 (“Advisor’s Act”). In connection with the amendment resulting from the Manager’s registration as an investment adviser under the Adviser’s Act, the Company and the Manager agreed to terminate the Supplemental Put Agreement, which had the effect of eliminating the Manager’s right to require the Company to purchase the Allocation Interests upon termination of the Management Service Agreement. In connection with the termination of the Supplemental Put Agreement, on June 27, 2013, the Manager assigned 100% of the Allocation Interests to Sostratus LLC, which is currently a member of our Manager and has been a member of our Manager since our Initial Public Offering. We hereby advise the Staff that following the assignment, certain members of the Manager, including Mr. Offenberg, the Company’s CEO, beneficially owned 53.6% of the Allocation Interests through their ownership in Sostratus LLC at December 31, 2013. The assignment of the Allocation Interests to Sostratus LLC did not change the beneficial ownership of the aforementioned members of our Manager. The remaining 46.4% ownership of the Allocation Interests is comprised of 31.4% held by Mr. I. Joseph Massoud (our former CEO), 5.0% held by Mr. James J. Bottiglieri (the Company’s former CFO and current member of the Company’s Board of Directors), 5.0% held by CGI Diversified Holdings, LP, and 5.0% held by Mr. Sean Day (Chairman of the Company’s Board of Directors).

We confirm that we will comply with the Staff’s comment by revising our disclosure in Note P in future filings to clearly disclose the identity of all related party entities that own Allocation Interests as well as the nature of any changes in the entities owning Allocation Interests that occurred during the applicable period.

Note R – Unaudited Quarterly Financial Data, page F-43

5.

Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the termination of the Supplemental Put

Liability in the third quarter of 2013, the impairment of goodwill that occurred in the fourth quarter of 2013, and the loss on debt extinguishment in the second quarter of 2013. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We confirm that we will comply with the Staff’s comment by including in future annual filings additional disclosure related to unusual or infrequent items for the periods presented in accordance with the guidance in Item 302(a)(3) as follows:

The three months ended June 30, 2013 includes (i) an impairment loss of $0.9 million related to the indefinite-lived intangible asset write-off at the Company’s Tridien operating segment and (ii) a loss on debt extinguishment of $1.8 million related to an amendment to the Company’s Term Loan Facility. The Company received total proceeds of $69.2 million in connection with this amendment, of which $39.2 million was used to repay existing banks that were part of the original syndicated loan which did not agree to the terms of the amendment. As a result, the Company wrote off a portion of the unamortized original issue discount and debt issuance costs that were related to these banks, and recorded the loss on debt extinguishment. Refer to Note G—Goodwill and Other Intangible Assets for a description of the impairment loss, and refer to Note I – Debt for a description of the amendment to the Term Loan Facility.

The three months ended September 30, 2013 includes income of approximately $61.3 million related to the reversal of the Supplemental Put Liability as a result of the termination of the Supplemental Put Agreement on July 1, 2013. Refer to Note B – Summary of Significant Accounting Policies for a description of the termination of the Supplemental Put Agreement.

The three months ended December 31, 2013 includes an impairment loss of $12.0 million related to the goodwill and indefinite-lived intangible asset write off at the Company’s Tridien operating segment. Refer to Note G – Goodwill and Other Intangible Assets for a description of the impairment loss.

Note S – Subsequent Event, page F-44

6.	We note that on March 5, 2014, FOX entered into a definitive agreement to acquire the business of Sport Truck USA (“Sport Truck”) a full service, globally recognized distributor, primarily of its own branded aftermarket suspension solutions and a reseller of FOX products. We also note that FOX will acquire Sport Truck in an asset purchase transaction for approximately $44 million due at closing and the transaction is being financed with debt and includes a potential earn-out opportunity of up to a maximum of $29.3 million payable over the next three years contingent upon the achievement of certain performance based financial targets. The transaction is subject to approval by the employee stock ownership plan shareholders of Sport Truck and is expected to close by the end of March 2014. Please tell us the status of this transaction and your basis for the planned accounting of it as an asset vs. business acquisition. We may have further comment upon reviewing your response.

The acquisition of Sport Truck USA (“Sport Truck”) by the Company’s FOX operating segment closed on March 31, 2014. The assets acquired constitute a business as defined in ASC 805 – Business Combinations, and the Company will account for the business combination by applying the acquisition method in accordance with ASC 805–10-25.

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham
Ryan J. Faulkingham Chief Financial Officer

cc:	Mr. Ken Terry, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Sanders (US) LLP

Compass Diversified Holdings

Form 10-K for the Year Ended December 31, 2013

Attachment to Comment No. 2

FOX Shares pre offering (per capitalization tables held by CODI)	25,375,525
FOX Shares post offering held by CODI	(19,575,287)

CODI Shares sold	5,800,238 (a)
		Change in
Total pre-offering shares FOX outstanding	33,459,944 (b)	Majority share
		before sale to public
Percent sold		17.33	%(a)/(b)=(c)

Underwriter proceeds	97,650,000
Minority shareholder portion	(14,811,217)
Minority shareholder portion	(1,925,463)

	80,913,320
Carrying value FOX		43,221,000	(d)

Proportionate share sold [NCI]		7,492,304	(c)x(d)
APIC		73,421,016

		80,913,320
Journal entries at CODI

Cash	$80,913,320
NCI		$7,492,304
APIC		$73,421,016
(Recognition of the proportionate share of NCI from sale)